Exhibit 99.2

April 28, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our Formulations Manufacturing Plant – 3 at Bachupally, Hyderabad by the US FDA, has been completed today. We have been issued a Form 483 with 11 observations. These observations are mostly procedural in nature, reflecting the need to improve people capabilities and strengthen documentation and laboratory systems. We will address them comprehensively within the stipulated time.

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC: New York Stock Exchange Inc. (Stock Code: RDY)